China Kangtai Cactus Bio-Tech Inc.
99 Taibai Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

August 27, 2010

Jeffrey P. Reidler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-Tech Inc.
Registration Statement on Form S-1
Filed July 30, 2010
File No. 333-168425

Dear Mr. Reidler:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Kangtai Cactus Bio-Tech Inc. (the “Company”) dated August 10, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form S-1

Staff Comment 1.        In an appropriate place in your registration statement, please revise your disclosure to include a complete description of the terms of the Investment Agreement entered into on July 9, 2010 with Kodiak Capital Group, LLC.  This description should include disclosure of the following, non-exhaustive list of terms:

•	All conditions on the put of the shares;
•	The term and termination provisions of the Investment Agreement;
•	Any past transactions with Kodiak or any of its affiliates and the impact of those transactions on the market price of your stock;
•	All fees paid or other shares issued by the company under the agreement; and
•	A statement that Kodiak’s obligations are not transferrable.

Jeffrey P. Reidler
Assistant Director
Securities and Exchange Commission
August 27, 2010

When describing the Investment Agreement, please include a level of detail that is comparable to the disclosure provided in the Form 8-K filed July 13, 2010.

Response: We have revised the registration statement to include a complete description of the terms of the Investment Agreement entered into on July 9, 2010 with Kodiak Capital Group, LLC, including (i) all conditions on the put of the shares; (ii) the term and termination provisions of the Investment Agreement; (iii) all fees paid or other shares issued by the company under the agreement; and (iv) a statement that Kodiak’s obligations are not transferrable. We have not entered into any past transactions with Kodiak or any of its affiliates and updated the registration statement to reflect this fact.

Staff Comment 2.        In addition, please add risk factors that discuss the following:

•	The dilutive effect of issuing the shares at a discount; and
•	The likelihood that the company will have access to the full amount available to it under the equity line.

Response: We have updated the Risk Factors section to include a risk factor discussing the dilutive effect of issuing the shares at a discount.

We have also included a risk factor to account for the fact that we may not have access to the full amount available to us under the equity line. Please note that we have the option to issue a put notice to Kodiak in the amount of up to $1,000,000 without other volume limitations.  We intend to exercise the entire put amount in one transaction. Nevertheless, we do run the risk of not having access to the full amount available to us under the equity line. We are proposing to register 1,000,000 shares for issuance under the Kodiak financing. If the per share price of our common stock is determined to be less than $1, based on a pre-determined formula contained in the Investment Agreement, and we elect to exercise our Put at such a price we would not be able to access the entire $1 million that we are permitted to Put to Kodiak under the Investment Agreement.

In addition to the revisions made in response to the Staff Comments, we have provided updated financial information through to the end of second quarter for 2010, revised the section titled “Management’s Discussion & Analysis or Plan of Operation” to reflect such updated financial information and provided a currently updated consent from our independent accountant with the amended registration statement.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey P. Reidler
Assistant Director
Securities and Exchange Commission
August 27, 2010

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Jinjiang Wang
Jinjiang Wang
President and Chief Executive Officer

Enclosures
CC:	Matthew Z. Chang
The Crone Law Group